HERITAGE WORLDWIDE INC.
                             337 AVENUE DE BRUXELLES
                         LA SEYNE-SUR-MER, FRANCE 83507
                              (011) (33) 494-109810

November 20, 2007

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services
100 F Street, NE
Washington, DC 20549

Mail Stop 3561

Re:     Heritage Worldwide, Inc. (the "Company")
        Form 10-KSB for Fiscal Year Ended June 30, 2005
        Filed November 23, 2005
        File No. 000-28277

Dear Ms. Jenkins:

 The purpose of this letter is to respond to your letter of October 29, 2007 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses.

June 30, 2005 10-KSB

Note l2 - Stock Options, page 41

We have reviewed your response to comment 4 noting the Company has disclosed in the June 30, 2006 10-KSB that the 1,175,000 options vest three years after their grant date. This disclosure and the disclosure provided under the requirements of SFAS No. 148 are unclear. It appears from your disclosure that as of June 30, 2005 none of the options issued are exercisable, yet the company is reporting approximately $247,625 in pro forma compensation expense on page 29 which should relate to compensation expense that would have been incurred under SFAS No. 123 for options that had vested as of June 30, 2005. Please explain to us in sufficient detail why the company is reporting pro forma compensation expense on page 29 if the options do not vest until three years after the grant date..

Response:

In reporting proforma compensation expense for unvested options, the Company relied on paragraph 30 of SFAS 123, which states that" the compensation cost for an award of equity instruments to employee shall be recognized over the period(s) in which the related employee services are rendered by a charge to compensation cost... if the award is for future service. If the service period is not defined as an earlier or shorter period, the service period shall be presumed to be the period from the grant date to the date the award is vested.... If an award is for past services, the related compensation cost shall be recognized in the period in which it is granted." The Company also relied on paragraph 292 SFAS 123, Illustrative Computations-Illutsration 1-Fixed Options-cliff vesting, which is consistent with fact pattern and the terms of the 1,175,000 options.

While the 1,175,000 vest three years after their grant date, they were granted for future services. The service period was not defined as an earlier or shorter period, and accordingly, the service period was presumed to be the period from the grant date to the date the award is vested. Accordingly, the proforma compensation expense, of $247,625 represents the prorata portion of the total compensation expense attributable to the period from the grant date (July 2004) to June 30, 2005.


Item 8A. Controls and Procedures, page 47

We have reviewed your response to comment 5 noting the company has not adjusted the disclosure in the June 30, 2005 10-KSB and that you have not provided the requested disclosure in subsequent filings to date. Please affirm to us in writing that you will either disclose in your future Exchange Act filings that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and financial officers concluded your disclosure controls and procedures are effective at that reasonable assurance level, OR remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-.8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:

We respectfully submit that since the staff raised this issue in the letter dated August 6, 2006, we have revised our disclosure in our subsequent filings to indicate that our principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance that the information requested to be disclosed has been recorded processed, summarized and reported as of the end of the period covered by the report. Please see below the disclosure of Controls and Procedures made since our June 30, 2006 10-KSB: "Our principal executive officer and our principal financial officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that our controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in this report has been recorded, processed, summarized and reported as of the end of the period covered by this report. During the period covered by this report, there have not been any significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect our internal controls."

 We acknowledge the following:


  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;


  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you require any additional information, kindly contact Leslie Croland, Esq. with Edwards Angell Palmer & Dodge LLP at 1.954.667.6129. Thank you for your attention to this matter.

Sincerely,



Mr. Claude Couty
Chief Financial Officer